

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2010

Via U.S. Mail and Facsimile (516) 222-1106

Mr. John R. Rice III
Director and President
Amincor, Inc.
1350 Avenue of the Americas, 24th Floor
New York, NY 10019

> **Re:** **Amincor, Inc.**
> **Registration Statement on Form 10**
> **Filed August 4, 2010**
> **File No. 000-49669**

Dear Mr. Rice:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

2. Please disclose on your cover page each class of securities to be registered under Section 12(g). In this regard, under "Description of securities to be registered" on page 16 you disclose Series A preferred stock that is currently outstanding, in addition to common stock.

3.   Please explain when and how control of registrant was transferred from former
        shareholders Mr. John O. Jones, Jr. and Dr. Robert Wilkins to current controlling
        shareholders Mssrs. Rice and Ingrassia.

Business, page 4

4.   Please explain how the management of the registrant will function, in terms of the
        relationship between and decision making responsibility divided between management of
        the registrant and those of its operating subsidiary or subsidiaries. Please also expound
        upon the risks from potentially managing such as diverse set of businesses as you intend
        to acquire.

5.   You disclose in a risk factor on page 6 that two customers accounted for 91% and 92% of
        revenue for the years ended December 31, 2009 and 2008. Please disclose the name of
        these customers and their relationship or affiliation, if any, with the registrant.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
10

6.   We note that your discussions on changes in revenues and expenses comparing the most
        recent fiscal years and subsequent interim periods do not describe or quantify the specific
        drivers underlying the fluctuations between periods necessary to provide an
        understanding of the reasons for material changes. The analysis is limited to statements
        indicating the increase in revenues was generally attributable to your "market demand"
        and decrease in costs attributable to "improved processes" and "plant management
        improvements."

        And although you describe various principal products lines at page 10, we see no
        discussion about the composition of sales relative to these components, or any specific
        information about volumes or prices. We note that you identify various economic factors
        that affect your operations and the industry under your "Business Environment" section
        at page 10; however, we do not see disclosures which discuss their impacts on the
        changes in your revenues or costs.

        In order to comply with Item 303(a)(3) of Regulation S-K, Instructions 3 and 4 to
        paragraph 303(a) of Regulation S-K, and FRC §§501.12.b.3 and 12.b.4, please expand
        your discussion to include the specific reasons and factors contributing to material
        changes in revenues and expenses.

Amount Due from Factor, page 11

7.   Please explain the reasons entered into, as well as the terms of, your factoring agreement.
        Please include which party assumes the credit risks of customers; collects the client's
        accounts receivable from customers; provides bookkeeping and reporting services; the

amount and terms of advances or financing provided by the factor; and the interest on the advance plus any commission owed to the factor. Additionally, address and summarize any applicable federal and state laws which regulate factoring and the ability to factor in certain jurisdictions and upon what terms and limitations. Please also file your factoring agreement as a material contract. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Liquidity, page 11

8.   Please clarify your plans to raise capital for, and the steps necessary to, upgrade the plant and equipment to a "state of the art production facility." Please also explain your plan to increase working capital.

9.   You refer to a credit facility in the second paragraph of this section. Please explain the terms of this credit facility, including the total amount available and the present amount outstanding, and the applicable interest rate on amounts outstanding. Please clarify if this credit facility is the same as the purchase order financing agreement discussed in Note 7 on page F-33. Please also file your credit agreement as a material contract. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Directors and Executive Officers, page 12

10.   Please provide the disclosure required by Item 401(e) of Regulation S-K with respect to the business experience of your directors and executive officers including their principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant.

11.   Please explain your disclosure that "prior" to joining Amincor Mr. Rice and Mr. Ingrassai were managing members of Capstone. From review of Capstone's website, it appears that both are still managing members of Capstone. If so, please tell us the percentage of time that each devotes to your business, and add related risk factor disclosure if each devotes only a portion of their time to your business. A risk factor should also be added to discuss the actual or potential conflicts of interest resulting from Messrs. Rice and Ingrassai functioning as described herein. We have similar concerns for CFO Olson.

Involvement in Certain Legal Proceedings, page 14

12.   We note your disclosure that your officers and directors have not been involved in certain legal proceedings during the past five years. Please clarify if they have been involved in such proceedings during the past ten years. See Item 401(f) of Regulation S-K.

Executive Compensation, page 15

13.   Please provide the compensation paid to Messrs. Rice, Ingrassai, and Olson for the
        periods required by Item 402(n) of Regulation S-K.

Certain Relationships and Related Transactions, Directors Independence, page 15

Relationships and Transactions, page 15

14.   Please clarify your reimbursement policy for out-of-pocket expenses incurred by your
        officers and directors. Include within this how these expenses are verified and who
        approves such reimbursement. Please also disclose any expenses reimbursed to date.

Recent Sales of Unregistered Securities, page 16

15.   For each sale, please provide all disclosures required by Item 702 of Regulation S-K,
        such as:

        •   As to securities sold for cash, state the aggregate offering price and the aggregate
            underwriting discounts or commissions. As to any securities sold otherwise than
            for cash, state the nature of the transaction and the nature and aggregate amount
            of consideration received by the registrant; and

        •   Indicate the section of the Securities Act or the rule of the Commission under
            which exemption from registration was claimed and state briefly the facts relied
            upon to make the exemption available.

Exhibits

16.   Please file your letters of intent to acquire the various companies you discuss on page 4,
        or advise us why you believe these are not required to be filed. See Item 601(b)(2) of
        Regulation S-K for more information.

Financial Statements for the Year Ended December 31, 2009 and 2008 – Amincor, Inc.

Note 6 – Subsequent Events, page F-10

17.   We note your disclosures indicating that you entered into separate letters of intent to
        acquire several entities, including all of the outstanding stock of Baker's Pride, Inc., Epic
        Sports International, Inc., Imperia Masonry Supply Corp., Tulare Holdings, Inc., Tyree
        Holdings Corp and Whaling Distributors, Inc. Please expand your disclosures to describe
        the salient terms of the letters of intent and your expected timing of these prospective
        acquisitions.

18.   Your disclosures indicate that you issued 21,176,262 restricted shares of Class B non-voting common stock and 1,752,823 shares of preferred stock on March 2, 2010. However, the activity reported in your Statement of Stockholders' Equity at page F-16 indicates that you have not ascribed any value to the issuance of these shares. Please describe the consideration you received in exchange for the shares and tell us why these issuances do not impact your equity balances.

19.   We note your disclosures regarding the retirement of 7,056,856 shares of your Class A common stock on August 2, 2010. Please expand your disclosures to describe the reasons for the retirement and the amount and form of consideration conveyed to the shareholders in completing this transaction. It should be clear why the shareholders have opted to retire the shares.

20.   We understand that you acquired Tulare Holdings, Inc. on August 3, 2010. Please address the following points:

- Expand your disclosures to describe the salient terms of the acquisition, including the amount and form of consideration exchanged, also explaining how control of the individual entities prior to the merger compares to control of the combined entity after the merger.

- Describe the relationship between the shareholders of Amincor and the former owners of Tulare Holdings prior to the acquisition, indicating their holdings in each of the entities prior to and following the merger.

- Tell us how you intend to account for this transaction in your next set of interim financial statements and explain how your intended accounting complies with FASB ASC Topic 805.

Financial Statements for the Year Ended December 31, 2009 and 2008 – Tulare Holdings, Inc.

Note 7 – Loan Payable, page F-33

21.   We note your disclosures regarding the conversion of a related party loan into additional equity of the company in December 2009. Please address the following points:

- Identify the equity instruments that were issued to or value conveyed to the former debt holders as a result of the conversion.

- Tell us whether conversion was performed based on the original terms of the financing arrangement or if a separate agreement was signed.

- Quantify any gain or loss recognized upon conversion.

- Provide details of the related party relationship between the debt holders and the company prior to the conversion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, Mike Karney at (202) 551- 3847 with any other questions. If you require further assistance, you may contact the undersigned at (202) 551-3745.

Sincerely,

H. Roger Schwall
Assistant Director